Business Plan

of

Peak Performance Nutrition, LLC
DBA: Food Therapy

Adam Davis
620 19th St
Watervliet, NY 12189

(330)603-0612
adam@peakperformance-nutrition.com

Table of Contents

Appendices:



Executive Summary

The concept of **Food Therapy** was developed by Adam Davis post-graduation from Siena College where he often found it difficult to find healthy prepared meals as an alternative to take-out or frozen meals available in the grocery store. Preparing meals in advance allowed him not only to take control of his nutrition, but also save countless hours throughout the week. **Food Therapy** is designed to help people save time and energy on their meal preparation and put it towards other areas of their life. Since opening the business in 2015, he has developed a profitable concept that is ready for the next phase of business growth and profitability.

Statement of Purpose

Food Therapy is here to service the customer that lacks the time and knowledge to prepare healthy meals. By joining the growing healthy food market we can reach more people by bringing the healthy meals directly to the locations customers go to the most. The convenience of picking up and planning meals is the true value of this product. By receiving orders in advance and planning our menus weeks ahead of time, we can have greater control of the major costs normally associated with the restaurant industry. The combination of controlled costs, widespread distribution, and high product value will generate a profitable business that will help thousands of people with pursuing a healthy lifestyle.



Description of Business

Food Therapy offers customers pre-prepared and freshly packaged healthy meals for pick-up in twelve locations in the Capital District and catering services for groups of ten to fifty people. By utilizing other businesses as pick-up locations for their product, **Food Therapy** is able to maintain a lower overhead cost as well as access to the target demographics of the pick-up location customers.

Food Therapy's goal is to source exclusively local and organic food that is then prepared using traditional cooking techniques. All menu items are gluten free and most special dietary needs can be accommodated. All meals are packaged in recyclable plastic containers labeled with macronutrient information. Orders are placed through the mobile ordering site Bottle with payments processed through Stripe.

Menus are rotated regularly to ensure variety as well as the freshest ingredients with six Lunch/Dinner Entrees, three Breakfast options and nine Meal Basics available each week. A selection of the Food Therapy meals is available for review in Appendix E, in total there are more than 64 entrees offered. Menu prices range from $10.59 to $12.59 for Lunch and Dinner Entrees, $5.99 to $7.99 for Breakfast and $3.99 to $7.99 for the Meal Basics.

Hours of Operation:

Food Therapy offers scheduled pick-ups on Monday and Wednesday at all pick up locations. Meals are delivered overnight to all pick up locations and stored in display refrigerators. Home deliveries are also delivered overnight. Pick-up hours are based on the business hours of the pick-up location and are communicated to the customer in advance.

Product/Service Sourcing:
All Food and Supplies are purchased in wholesale from US Foods, Restaurant Depot and local non-profit Capital Roots. The goal is to source our food from local farms within the capital district and upstate NY.



Competition

There is limited direct competition, Nine Miles East and various small businesses, providing meal preparation services with pick-up/home delivery options in the Capital District. The concept of fresh prepared meals is relatively new to the market and the consumer demand was previously captured in the market via restaurant take-out, grocery store prepared meals, fast food and frozen meals sold in grocery stores.

Nine Miles East

Nine Miles East is a farm based food business in Schuylerville, NY, east of Saratoga Springs offering a pizza shop, nutritional counseling, catering, community supported agriculture through Skidmore College, and meal preparation services with an emphasis on 'farm to table', health and wellness. Their meal preparation service are sold as weekly packages, and delivered to the customer through pick-up locations (YMCA) and home delivery.

The individual menu items for meal preparation services at Nine Miles East rage in price from $8.57 to $11.00 depending on the package purchased. The one-week package includes four servings of a hearty stew, two meals to go and one quinoa bowl or soup and is sold for $60.00. The weekly format has a rotating menu that is available in a four-week package for $220.00 and an eight-week package for $418.00. All meals and packages are available for home delivery within their service area.

All meals are delivered in a cooler based system, which creates a time limit for the product to reach the customer and longer term refrigeration. Nine Miles East relies on their website, social media, word of mouth and cross marketing amongst their other services to generate customers for the business. The business is well known for their 'farm to table' practices and branding has a loyal clientele and a café style location to generate foot traffic.

Healing Meals

A small operation located in Albany. They operate a store front off Everett Road and rent space to other small food retailers. Focusing on providing healthy and gluten free products, Healing meals accommodates most dietary restrictions. Catering is also offered for small events and offsite locations. Meals are available for pick up six days a week with store hours available



eight hours per day. Delivery is also handled through a third party company for an additional charge depending on location.

Meals range in price from $12 to $15 for entrees and $6 for breakfast. Dessert, soup and bulk meal options are also available. There is a limited rotating menu two breakfast options and five lunch and dinner options per week. While there is no minimum amount required there is a maximum of seven meals per order. Meals are advertised as having a five day shelf life.

Mindful Meals to Go

Located in Green Island a small operation that provides wholesale meals for sale at four business locations. Hit it with Brit, a group fitness gym located in Albany and Primal Butcher located in Stuyvesant Plaza, Clifton Park Center and Wilton Plaza. The owner is a veteran and Culinary Institute of America graduate with a focus on fresh local ingredients. Mindful Meals to Go is dedicated to the idea of providing convenient, quick and healthy meals for the active lifestyle.

Meals are offered in a wide range of styles and proteins vary from poultry, fish, beef and vegetarian. Costs run between $7.99 for vegetarian meals and $10.99 for fish entrees. Delivery of meals is only to specific business for wholesale, no home delivery option is offered.

Indirect Competition:

In addition to the two primary competitors of the business, **Food Therapy** will compete with local restaurants with take-out services, grocery take-out services, fast food and frozen prepared meals available in food stores. The primary differences between **Food Therapy** and the indirect competition will be the quality of the food, preparation process, and nutritional focus. The changes in the consumer demand for healthier food options has created the market space for high quality, nutritionally focused meal preparation services to emerge in the market space. Our main marketing message will target the time saving benefits of meal preparation. This will have a larger appeal to a wider audience.



Location

        Food Therapy currently leases kitchen space in Watervliet. A small commercial kitchen that houses all our storage, cold storage, and cooking equipment. All products are produced, packaged and shipped from this location.

        Food Therapy is in planning stages to renovate an existing space into a larger commercial kitchen. This new space will be fitted with energy efficient utilities, state of the art cooking equipment, and large cold storage facilities. The above features will help reduce costs and improve efficiency. All of which will drive down the bottom line.

        Renovations are planning to beginning in August of 2019 and conclude in December of 2019.



Marketing Strategy

The primary market for **Food Therapy** are adults ages 18 to 49 living in Albany, Saratoga and Rensselaer counties with an interest in health and fitness, diet and nutrition, and sports. The primary distribution point for the food products produced by **Food Therapy** are health clubs, fitness centers, and office parks located in Albany, Saratoga and Rensselaer counties.

Market Potential:

According to Statista, there are 36,180 health clubs and fitness centers operating in the United States with a combined 55 million memberships that generate $25.8 billion in annual revenues. The total health club and fitness center memberships equate to 16.98% of the total United States population.

Based on 2014 United State Census estimates, the combined adult population living in Albany, Rensselaer, and Saratoga counties is 557,310. When the adult population of the primary market for **Food Therapy** is applied to the national membership statistics for health clubs and fitness centers, it is estimated that the market potential for **Food Therapy** is 94,631 people.

Buying Patterns/Customer Mix:

The buying patterns for the average **Food Therapy** customer is weekly with an average purchase of 6 items at a price of $9.50 per item. The projected customer mix of the expanded business operations will be:

Customer Type	Purchase Frequency	Revenue per Customer
Frequent	Twice a Week	$61
Regular	Weekly	$61
Occasional	Monthly	$61

Marketing Strategy:



The marketing strategy for **Food Therapy** is designed to secure new distribution locations for consumer product sales, increase the customer return rate of existing customers and build name recognition for the business throughout the community. Marketing tactics that are utilized by the business include: Direct Sales, Website, Social Media, E-Mail Marketing, Networking and Collateral Materials as outlined below:

Ambassador Program/Referral Program:
Food Therapy offers discounts to customers who refer the service to their friends that make an initial purchase. This enables every customer to help drive new customer sign ups. The ambassador program requires specific members to apply to the program and promote **Food Therapy** through their social media channels. They will get incentives for signing up new customers that is greater than the regular referral program.

Website:
Food Therapy utilizes an informational website with a seamless ordering process for customer product orders. The annual cost for maintaining the website is $300.

Social Media:
Social Media efforts for **Food Therapy** are comprised of Facebook and Instagram pages for the business. The social medias are utilized to post current menus, pick-up locations, pick-up times and special events. **Food Therapy** will begin utilizing social media enhancements to improve the reach of posts and has developed a budget of $20 per month for the expense.

Networking:
Food Therapy will send a representative to all gym locations to participate in group fitness classes. This will provide a point of contact with current and potential clients as well as contact with the gym owners. Gym events and updates can then be planned with coordination with **Food Therapy**.

Collateral Materials:
Food Therapy will produce a tri-fold brochure highlighting the services of the business, photos of menu items, ordering procedures, and pick-up locations. The brochures will be distributed to the members of the various pickup locations that serve as distribution points of the business. The initial production of the brochure will be $150 to print 200 brochures. The ongoing printing expense of the brochure will be $.75 each.



Management

Food Therapy is owned and operated by Adam Davis. As the owner and operator of the business, Adam is responsible for the operations, management functions, sales and marketing activities of the business and compensated with an annual salary of $20,000.

Personal History – Adam Davis

The concept of **Food Therapy** was developed by Adam Davis post-graduation from Siena College where he often found it difficult to find healthy prepared meals as an alternative to take-out or frozen meals available in the grocery store. Preparing meals in advance allowed him not only to take control of his nutrition, but also save countless hours throughout the week. **Food Therapy** is designed to help people save time and energy on their meal preparation and put it towards other areas of their life. Since opening the business in 2015, he has developed a profitable concept that is ready for the next phase of business growth and profitability.

Prior to establishing **Food Therapy**, Adam Davis was employed as a Line Cook with Garden Bistro 24 where he was responsible for preparing meals in a fast paced environment. He developed his food service management skills while employed as an Apprentice General Manager for Chipotle Mexican Grill for three years. As an Apprentice General Manager, Adam was responsible for managing all aspects of the restaurant operations including: food preparation oversight, Health Department license compliance, personnel, inventory management, customer service and business finances.

Adam also has also been employed as an Animal Care Technician with Taconic in Rensselaer, NY and a Biology Lab Tutor, Animal Caretaker and Biology Lab Assistant with Siena College. He also has a Bachelor of Science in Biology with a Minor in Environmental Studies from Siena College.



Personnel

The expanded staffing model for **Food Therapy** is comprised of a Kitchen Manager/ Supply Director outlined below:

Kitchen Manager – Chief Operating Officer

Tim Renteria, is working as our full time COO. Tim has experience managing a restaurant that holds a six figure yearly revenue, and knowledge of the organic farming community in upstate New York. His degree in Biochemistry and passion for horticulture make him an excellent candidate for this position. Tim will be in charge of controlling food costs, sharing business operation responsibilities and working on long term projects that will add value to the product.

Social Media and Customer Manager

Emily Herrington was hired in January of 2019 to manage customer communications and social media content. Emily has just completed her degree in dietetics and uses this knowledge to help guide **Food Therapy** in producing new meal items. Her experience as a brand ambassador also gives her first hand experience in running our retention and referral programs.



Uses and Sources of Funds

Uses of Funds	SBA Project
Refinance Seller Note	$195,000
Building Construction	$750,000
F,F&E	$250,000
Closing & Construction Interest	$25,000
Building Down Payment	$45,000
Total Uses of Funds	**$1,265,000**

Sources of Funds		
SBA 7A Loan	$1,038,500	70%
Building Down Payment	$45,000	3.03%
Bethlehem CDBG grant	$100,000	6.74%
Additional Equity	$300,000	28.87%
Total Sources of Funds	**$1,483,500**	



Appendix B

Projections are based on previous expense history, future growth opportunities (signing up new gyms) and estimated labor needs. Seasonal effects on income are also taken into account. During the months of November and December **Food Therapy** closes for holidays. Summer months see a drop in sales as a section of our customer base are teachers and families which travel more often or have time off from work. To compensate for the slower months promotional events are run to help maintain revenue and keep retention up.

Labor is calculated based on full time labor hours. Since most of our employees work and average of 20-25 hours per week. Management is also calculated with part time numbers because of the availability of one of our managers.

Food cost will decrease over time as higher sales volume will provide purchasing power with suppliers and reduction in food waste. Upon completion of our renovations, new equipment will also allow for a decrease in food cost.

The only item not calculated into the projections is the debt brought on by the SBA loan for this project. Since terms have not been established with a specific advisor.



Appendix D



Food Therapy
presented by: Peak Performance Nutrition

Sample Menu

Lunch and Dinner Entrees:

→ Pork Tenderloin with Roasted Potatoes and Green Beans
→ Butternut Squash Lasagna
→ Classic Meatloaf with Mashed Sweet Potatoes
→ Thai Beef and Peppers with Zoodles
→ Steak Teriyaki with White Rice
→ Barbacoa Rice Bowl with Roasted Corn Salsa
→ Chipotle Chicken Rice Bowl
→ BBQ Chicken with Roasted Sweet Potatoes
→ Pesto Chicken with Zoodles
→ Chicken Enchilada Casserole
→ Balsamic Chicken with Eggplant and Roasted Potatoes

Salads:

→ Caesar Salad with Chicken
→ Spicy Lime Ranch Chicken Salad
→ Apple and Walnut Salad with Chicken
→ Buffalo Chicken Salad
→ Spicy Remoulade Salad

Meal Basics:

→ Roasted Vegetables
→ Parmesan Roasted Potatoes
→ Grilled Chicken

Breakfast:

→ Egg Cups
→ Protein Pancakes
→ Big Breakfast Meal
→ Greek Yogurt with Fruit and Nuts

